1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 23, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 384

Ladies and Gentlemen:

On behalf of the Company, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 384 (the “Amendment”) to the Company’s Registration Statement on
Form N-1A. The Amendment relates to the following series of the Company:

iShares MSCI Emerging Markets Horizon ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Company, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of an index that takes the smallest 25% of countries by market capitalization from the universe of an index of emerging markets countries, and then excludes Brazil, China, India and Russia.

The Fund seeks to track the investment results of the MSCI Emerging Markets Horizon Index (the “Underlying Index”), which is designed to track the equity performance of the smallest 25% of countries by market capitalization in the universe of MSCI Emerging Markets Index countries, excluding Brazil, China, India and Russia. As of June 2, 2014, the Underlying Index consisted of the following 16 emerging market countries: Chile, Colombia, the Czech Republic,

Egypt, Greece, Hungary, Indonesia, Malaysia, Mexico, Peru, the Philippines, Poland, Qatar, Thailand, Turkey and the United Arab Emirates. The Underlying Index may include large- and mid-capitalization companies, and components primarily include consumer staples, financials and telecommunications companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Fee information will be specific to this Fund.

The Amendment follows the general format used in prior Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 363 filed pursuant to Rule 485(a)(2) on March 21, 2014 relating to the iShares Currency Hedged MSCI Emerging Markets ETF, which became effective on June 19, 2014.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 363, filed pursuant to Rule 485(a)(2) on March 21, 2014, which became effective on June 19, 2014.

In the Prospectus:

“Portfolio Holdings Information,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services - Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” “Financial Statements,” “Miscellaneous Information – Counsel,” “Miscellaneous Information – Independent Registered Public Accounting Firm” and “Miscellaneous Information – Shareholder Communications to the Board.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin

Benjamin Haskin

cc:	Ed Baer, Esq.

Michael Gung

Joel Whipple

Katherine Drury

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).